Exhibit 2

ASX ANNOUNCEMENT

25 November 2019

WESTPAC RESPONSE PLAN

Westpac released on Sunday 24 November 2019 an update on Westpac’s response to issues raised by AUSTRAC in its statement of claim. This includes Westpac’s Response Plan (Plan).

In its Plan, Westpac has made a number of commitments including to improve its financial crime program, support industry initiatives to enhance financial crime monitoring and provide additional support and resources to organisations that are working to eradicate child exploitation.

We estimate these commitments will increase expenses by up to $80 million (pre tax) in FY20 when the majority will be incurred or provided for. These expenses will be included in cash earnings and treated as notable items.1

Further details of the Plan are in the announcement released earlier.

For further enquiries, please contact:

David Lording Head of Media Relations M. 0419 683 411	Andrew Bowden Head of Investor Relations T. 02 8253 4008

1 The Group indicated it was expecting FY20 expenses to be 1% higher, excluding potential notable items. Notable items include provisions for estimated refunds, payments, associated costs and litigation and costs of restructuring the wealth business. Full detail can be found in Westpac’s Full Year 2019 Results Announcement.